UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 20, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated April 7, 2010 entitled ‘Vodafone to bring the Benefits of the Internet to Many More People in Developing Markets’

2.                                    A news release dated April 12, 2010 entitled ‘Vodafone to bring Microsoft KIN Phone to Europe’

3.                                    A news release dated April 22, 2010 entitled ‘Vodafone Launches Vodafone Mobile Recording to Aid Compliance and Improve Risk Management in the Finance Sector’

4.                                    A news release dated April 26, 2010 entitled ‘Google Nexus One Launches on Vodafone UK’

5.                                    A news release dated April 28, 2010 entitled ‘Android-Powered Vodafone 845 Coming Soon to Vodafone UK’

6.                                    A news release dated April 28, 2010 entitled ‘Vodafone Builds on Own Brand Device Successes, Refreshing Portfolio with Eight New Handsets Designed to Target Range of Customer Needs’

7.                                    Stock Exchange Announcement dated April 6, 2010 entitled ‘Transaction in Own Securities’

8.                                    Stock Exchange Announcement dated April 8, 2010 entitled ‘Transaction in Own Securities’

9.                                    Stock Exchange Announcement dated April 9, 2010 entitled ‘Transaction in Own Securities’

10.                            Stock Exchange Announcement dated April 12, 2010 entitled ‘Transaction in Own Securities’

11.                            Stock Exchange Announcement dated April 14, 2010 entitled ‘Transaction in Own Securities’

12.                            Stock Exchange Announcement dated April 15, 2010 entitled ‘Transaction in Own Securities’

13.                            Stock Exchange Announcement dated April 16, 2010 entitled ‘Transaction in Own Securities’

14.                            Stock Exchange Announcement dated April 19, 2010 entitled ‘Transaction in Own Securities’

15.                            Stock Exchange Announcement dated April 20, 2010 entitled ‘Transaction in Own Securities’

16.                            Stock Exchange Announcement dated April 20, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

17.                            Stock Exchange Announcement dated April 21, 2010 entitled ‘Transaction in Own Securities’

18.                            Stock Exchange Announcement dated April 23, 2010 entitled ‘Transaction in Own Securities’

19.                            Stock Exchange Announcement dated April 26, 2010 entitled ‘Transaction in Own Securities’

20.                            Stock Exchange Announcement dated April 28, 2010 entitled ‘Transaction in Own Securities’

21.                            Stock Exchange Announcement dated April 30, 2010 entitled ‘Transaction in Own Securities – Voting Rights and Capital’

7 April 2010

VODAFONE TO BRING THE BENEFITS OF THE INTERNET TO
MANY MORE PEOPLE IN DEVELOPING MARKETS

•      Helping bridge the digital divide through combination of new technology, affordable handsets and low cost tariffs

•      Bringing a mobile applications experience to millions of customers combined with fast internet browsing of the full internet

•      Hugely beneficial for the millions of customers in emerging markets who do not have any other means of regular access to the internet.

Vodafone is seeking to bring the benefits of the internet to more people in developing markets through the launch of a customised version of the Opera Mini browser designed to run on low-cost handsets on 2G networks.

The move aims to enable as many people as possible to experience the internet for the first time, and to enjoy the social advantages it can bring through the spread of email and commerce-based applications.

Vodafone has worked alongside Opera Software to develop an enhanced version of Opera Mini 5 which is able to give a good internet experience on lower- to mid-tier handsets connected to second generation networks.

Since the Opera Mini 5 browser can compress data by up to 90 percent, it requires less processing power on the handset and uses less network capacity, resulting in a richer internet experience in more challenging conditions.

The Opera Mini 5 browser has been embedded in a range of 20 devices as well as being downloadable to over 250 GPRS supported handsets in Vodafone’s customer base.

The move is backed by a string of highly affordable data tariffs designed to give worry-free browsing, with the aim of making a day’s data usage as affordable as possible.

Vodafone is also creating an on-screen browsing experience that is designed to help someone who may have little experience of the internet. The on-screen experience will feature step-by-step, simple instructions in local languages, with a strong emphasis on the use of intuitive icons to help those with lower levels of literacy.

A range of Vodafone applications is also in development, most of them designed to deliver the most social benefits to users such as email, finding a job, buying and selling services and products, learning foreign languages, as well as getting access to global applications.

The initiative is initially being rolled out in India, South Africa, Turkey, Tanzania and Egypt with other markets expected to follow in the near future.

“With this product, we can transform even basic handsets into very capable internet browsing devices, enabling millions of people to enjoy the social and economic aspects of the internet that many already take for granted,” said Jonathan Bill, Vodafone Internet Services Head of Emerging Markets. “By significantly enhancing the customer’s internet experience, this initiative will help to boost local economies by encouraging entrepreneurs to create a range of locally-inspired business models and services.”

“Opera is all about bringing the best internet experience to anyone, anywhere.” said Lars Boilesen, CEO Opera Software. “The internet is the great leveller, and working with Vodafone gives us the opportunity to help bridge the digital divide for millions more worldwide.”

Mobile technology is ideally suited to bringing internet connectivity to developing markets as it is easier to roll out than fixed technology in areas that are hard to reach.

The move is the latest of a string of initiatives launched by Vodafone in order to encourage the wider use of digital communications in developing markets to boost productivity and encourage economic growth.

On 15 February 2010, Vodafone announced the launch of the world’s cheapest voice and text handset: the Vodafone 150, which retails at under $15 USD. The handset, along with the $20 Vodafone 250 handset, will be available in the first instance in India, the Democratic Republic of Congo, Turkey, Mozambique, Qatar, South Africa and Tanzania.

Vodafone also recently announced proposals to launch the M-Pesa money transfer service in South Africa. With approximately 26 million people in South Africa without official bank accounts, M-Pesa will enable millions of mobile phone subscribers to send and receive money via their mobile phones.

At the same time Vodafone has developed a range of solar powered and wind technology driven base stations designed to bring networks into rural areas which may not have their own power supplies.

Vodafone actively supports the United Nation’s Millennium Development Goals aimed at meeting the needs of the world’s poorest communities. With this in mind these initiatives are helping to bridge the digital divide with the world’s developing markets and are designed to bring societal and economic benefits to large communities of people.

- ends -

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 333 million proportionate customers as at 31 December 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com.

VODAFONE TO BRING MICROSOFT KIN PHONE TO EUROPE

London, Monday 12th April, 2010. Vodafone today announces that it will bring KIN, a new Windows Phone designed specifically for people who are actively navigating their social lives, to Europe in Autumn 2010. Initial launch markets will be Germany, Italy, Spain and the UK, with further markets to follow before the end of 2010.

KIN is designed to be the ultimate social experience that blends the phone, online services and a browser based experience for viewing photos, videos, contacts and feeds from any computer. Features like the KIN Spot, Loop and Studio harness the power of social media to let people publish and share everything they love, with everyone they love.

“Vodafone is delighted to further its partnership with Microsoft, bringing our customers Microsoft’s latest innovation – KIN,” said Patrick Chomet, Group Director of Terminals at Vodafone. “Mobile social networking is increasingly having strong appeal for our customers. KIN has a unique and intuitive way of engaging with the user, enabling them easily to share experiences and stay in touch with their friends.

“Our aim is to provide our customers with the widest choice of attractive smartphones and the best-in-class experience of new services through Vodafone’s high-speed mobile broadband network. This announcement continues to deliver on our ambition to be the strongest provider of data-centric mobile experiences across platforms and operating systems,” Chomet concluded.

“The new KIN phone brings together everything important to socially-connected people in a way that is completely natural for them,” said Robbie Bach, President of the Entertainment and Devices division at Microsoft. “KIN phones, together with Vodafone’s outstanding coverage, will provide people in Europe with a great social experience on a mobile device.”

Pricing information and local availability dates will be announced by the markets closer to the date of launch.

- ends -

For further information please contact

Vodafone Group Media Relations

+44 (0) 1635 664444

Notes to Editors

1.            For further information and to download images please visit:

http://www.vodafone.com/media

and

http://www.microsoft.com/presspass/presskits/KIN

2.         The European launch in Autumn 2010 will follow the launch of KIN in the US in May of this year

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 333 million proportionate customers as at 31 December 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

22 April 2010

VODAFONE LAUNCHES VODAFONE MOBILE RECORDING TO AID COMPLIANCE AND IMPROVE RISK
MANAGEMENT IN THE FINANCE SECTOR

Vodafone Global Enterprise, the Vodafone business that delivers managed communication solutions and services to multinational enterprise customers, announces the launch of a new service to enable regulated financial firms to record all incoming and outgoing mobile calls and texts, as new regulations on compliance loom.

The solution will significantly enhance governance, business continuity and risk management processes. The launch comes as the Financial Services Authority (FSA) in the UK reviews the need to record mobile phone calls and texts made by employees of regulated companies from business devices to improve governance procedures www.fsa.gov.uk/pubs/cp/cp10 07.pdf.

The solution is called Vodafone Mobile Recording and enables regulated companies to record and archive mobile conversations, voicemails and text messages to protect against losses from disputes, support mobile working practices, and deliver improved compliance and risk management capabilities. It will be made available across Europe.

Although financial companies commonly record calls on fixed lines as part of their regulatory requirements, mobile calls and texts have, until now, been exempt due to the technical complexity involved.

Vodafone Mobile Recording provides a simple and cost effective way of recording relevant conversations, as users simply make or receive calls and send or receive text messages, in the same manner as they do today. The solution routes all inbound and outbound voice calls through the company’s existing in-house voice recording platforms, using a client application on the user’s handset, supported by resilient servers based on the customer’s premises. This enables managers to search both archived fixed and mobile calls on the same system. In this way, all recorded data is retained by the company within its own secure environment to protect confidentiality as well as employees’ privacy.

Additionally, the solution records all text message communications and Vodafone will look to enable the recording of other mobile communication formats as the solution evolves.

“In the finance sector, employees are increasingly using mobile rather than fixed line handsets due to a significant rise in the adoption of flexible working practices. Factors such as the travel disruption caused by the volcanic ash have given this trend added momentum as workers stranded in remote locations seek to work to the same high standards of compliance and governance,” said Nick Jeffery, Chief Executive of Vodafone Global Enterprise. “The Vodafone Mobile Recording solution helps financial institutions to meet key compliance and risk management objectives and demonstrates Vodafone Global Enterprise’s commitment to innovation in this sector.”

The Vodafone Mobile Recording solution is expected to help firms more speedily resolve any disputes arising from transactions performed while using mobile communications, and satisfy demands from regulators who are proposing to bring mobile communications under the same rules as fixed line communications.

The EU’s Markets in Financial Instruments Directive (MiFID), which came into effect in November 2007 called for the recording of fixed line calls for regulated firms, in order to help detect and deter market abuse. The UK’s FSA has launched a consultation into whether the scope of such recording should be widened to include the recording of mobile phone calls and SMS. The EU is also assessing compliance requirements for regulated companies under its MiFID review.

- ends -

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 333 million proportionate customers as at 31 December 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com.

26 April 2010

GOOGLE NEXUS ONE LAUNCHES ON VODAFONE UK

•      Nexus OneTM available to Vodafone customers in the UK on April 30

•      Pre-order from today on the UK’s best network

•      Great value - free on £35 price plan

•      Available through Vodafone retail, online and telesales

From today, Vodafone UK customers can order the Nexus One, the new superphone from Google TM at vodafone.co.uk/nexusone.

Vodafone is the first European mobile operator to offer Nexus One. Customers who pre-order online will be the first to get a Nexus One for free on a £35 monthly price plan (24 month), on April 30. The Nexus One will also be available via Vodafone stores and telesales, with Vodafone providing direct support to customers with the superphone when they need it.

Nexus One will be available on a range of great value Vodafone price plans, on both 18 and 24 month contracts. Price plans start from £25 a month on a 24 month contract.

Vodafone UK customers with the Nexus One can use up to 1GB of mobile data as part of their price plan as well as take advantage of unlimited access to Wi-Fi in the home and free, publicly available services throughout the country. Customers using Wi-Fi can also use an additional 1GB of data at premium BT Openzone hotspots throughout the UK.

Nexus One features the latest in Google innovation including Google Maps TM Navigation (Beta), which offers satnav-style turn-by-turn driving directions with voice output and Street View. Also included are other favourites like Google Mail, YouTube and access to Android Market TM with more than 40,000 applications.

Google Maps Navigation is an Internet-connected GPS navigation system that provides turn-by-turn voice guidance as a free feature of Google Maps for Android TM. Key features include Google Search and Search by voice to find your destination, the most recent maps, businesses and live traffic from Google Maps, and street and satellite views.

Vodafone UK customers now have a wide choice of Android phones, truly establishing Vodafone as the home of the Smartphone.

Nexus One Hardware Features

•                  Display: 3.7” AMOLED 480x800 WVGA display

•                  Thinness: 11.5mm; Weight: 130g

•                  Processor/Speed: Qualcomm Snapdragon TM 3G QSD8250 chipset, delivering speeds up to 1 GHz

•                  Camera: 5 megapixel auto focus with flash and geo tagging

•                  Onboard memory: 512MB Flash, 512MB RAM

•                  Expandable memory: 4GB removable SD Card (expandable to 32GB)

•                  Noise Suppression: Dynamic noise suppression from Audience, Inc.

•                  Ports: 3.5mm stereo headphone jack with four contacts for inline voice and remote control

•                  Battery: Removable 1400 mAh

•                  Personalized laser engraving: Up to 50 characters on the back of the phone

•                  Trackball: Tri-colour notification LED, alerts when new emails, chats, text messages arrive

-ends-

Nexus One, Google, Google Maps, Android Market and Android are trademarks of Google, Inc.

For further information please contact:

Vodafone UK Media Relations

+44 (0) 1635 666777

28 April 2010

Android-Powered Vodafone 845 Coming Soon To Vodafone UK

High Spec, Great Value & Packed Full of Éclair Goodness

•     New, low cost handset to join the range of great Android smartphones on the UK’s best network

Vodafone UK is already offering some of the hottest Android-powered smartphones of the year, and customers will soon have even more choice available with the launch of the Vodafone 845.

The Vodafone 845, demonstrated here by Vodafone UK’s eForum team, is the first Vodafone-branded handset to be based on Google’s Android platform and will offer an outstanding experience and great value on the UK’s best network.

The high spec, low cost Vodafone 845 runs on Éclair, the latest version of the Android platform, and will give users access to thousands of free apps on the Android Marketplace. It will also be pre-loaded with Vodafone 360 apps, giving users access to unique services such as Vodafone Music and MyWeb.

The device itself has a 2.8” screen, offers Wi-Fi, Bluetooth, GPS and 3G/HSDPA connectivity, and features a 3.2MP camera and 500MB of memory as standard.

The Vodafone 845 is the latest addition to an extensive range of Android-based devices already available through Vodafone, which includes the HTC Desire, Sony Ericsson X10 and the HTC Legend, which is available exclusively through Vodafone in the UK. With the Google Nexus One just around the corner, Vodafone UK will be able to offer an Android device to suit everybody.

For more information and to register for updates, visit: http://shop.vodafone.co.uk/shop/mobile-phone/vodafone-845

28 April 2010

VODAFONE BUILDS ON OWN BRAND DEVICE SUCCESSES, REFRESHING PORTFOLIO WITH EIGHT NEW HANDSETS DESIGNED TO TARGET RANGE OF CUSTOMER NEEDS

•                  New to the range - the first ever Vodafone own-brand Android smartphone

•                  Launch of 3 new Opera Mini powered mobile internet devices

•                  Ultra low cost range to include handsets with integrated solar charger and QWERTY keyboard

Tuesday 27th April, 2010. As part of its regular own-brand portfolio refresh, Vodafone today announces eight new handsets designed to meet a range of customer needs and preferences – from ultra low cost, through fashion and design influenced, to competitively priced mobile internet devices with cutting-edge smartphone functionality.

Patrick Chomet, Group Director of Terminals said, “Our aim is to offer our customers the best choice of compelling mobiles as well as the best-in-class experience of new services over Vodafone’s reliable network. This regular portfolio refresh ensures that we continue to deliver contemporary and relevant Vodafone branded devices to our customers across all our markets.

“In February we launched the world’s cheapest handset. Today we are again breaking new ground. I’m proud to be announcing the ‘845’, Vodafone’s first own branded Android smartphone. It runs the very latest Android ‘Eclair’ software and shows our commitment and ability to take high-end trends and make them an affordable option for many.”

Vodafone 845 and 546 – mobile internet and smartphones

Vodafone intends to deliver a range of excellent value devices offering mobile internet access with a better user experience than ever before. The mobile internet handset portfolio is complemented both by Vodafone’s fast, reliable network as well as by a range of highly affordable local data tariffs, making data usage as enjoyable and affordable as possible.

The Vodafone 845 will be available in the first instance in 12 Vodafone markets, including the UK. The Android powered smartphone runs on the latest software v2.1, has a 2.8” screen, WiFi connectivity, a 3MP camera, access to Android Market and, where available, it comes preloaded with Vodafone 360 services.

•                  Designed with emerging market customers in mind, the Vodafone 546 is a slim 2.5G entry-level full QWERTY keyboard device for optimised internet browsing with Opera Mini, email and SMS chat. The phone has a 2.2” landscape display.

Vodafone 543 and 547 – trend influenced handsets

The own-brand device range gives Vodafone the opportunity to migrate successful trends – such as touch screens – to a significantly lower price bracket, and so enable a larger customer base to experience them.

•                  The Vodafone 543 comes with a number of exchangeable covers in the box, the choice of colours and finishes allowing customers to personalise their phone. The phone has a 2.4” touch screen and runs the Opera Mini browser. The 543 also comes with Vodafone’s innovative pre-pay balance indicator – an always-on display of how much credit is available to use.

•                  The Vodafone 547 is a stylish 2.8” touch screen phone with Opera Mini powered internet browsing. The phone comes in black, red or white.

Vodafone 246, 247, 248 and 350/345 - ultra low cost handsets (ULCH)

Four new devices are being added to the ULCH range. Without any compromise to quality, Vodafone provides the world’s lowest cost mobile phones with the intention of ‘connecting the unconnected’ and facilitating further growth in developing markets where fixed line telephony often has not been extensively rolled out.

•                  The Vodafone 246 has standard voice and text features as well as extras such as an FM radio, vibration alert and torch. The 246 also comes with Vodafone’s pre-pay balance indicator.

•                  An otherwise standard device with basic voice and text features along with FM radio and a colour display, the Vodafone 247 stands out due to its integrated solar panel which charges on the go, saving both time and money.

•                  The Vodafone 248 is a stylish slider phone featuring a large colour display with standard call and text options as well as an FM radio.

•                  The Vodafone 350 and 345 are variants of an ULCH with full QWERTY keyboard – designed to be perfect for messaging, be it SMS or SMS Chat. The slightly higher specification Vodafone 350 also offers easy WAP access to MMS and Email. Both devices have an FM radio, calculator and currency convertor and they are available in black, white or pink.

- ends -

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

Notes to Editors:

1.          To download device images and specifications, visit:
http://www.vodafone.com/start/media relations/news/group press releases/2010/vbd.html

2.          To view a Vodafone 845 device overview, click here: http://www.youtube.com/watch?v=BexwwEfwNqw

3.          Vodafone’s proprietary pre-pay balance indicator permanently displays the customer’s latest balance status – it is updated after each voice call, SMS, start up, and also every 12 hrs when idle mode. There is also a soft-key configured for convenient top up.

4.   Vodafone own-brand devices are available in 31 Vodafone subsidiary or partner markets. 23 million Vodafone own branded devices have been shipped since launch.

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 333 million proportionate customers as at 31 December 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 April 2010

Number of ordinary shares transferred:	1,864,460

Highest transfer price per share:	152.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,171,247,699 of its ordinary shares in treasury and has 52,637,999,033 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 April 2010

Number of ordinary shares transferred:	1,548,136

Highest transfer price per share:	152p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,169,699,563 of its ordinary shares in treasury and has 52,639,547,169 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 April 2010

Number of ordinary shares transferred:	48,255

Highest transfer price per share:	152p

Lowest transfer price per share:	149.65p

Following the above transfer, Vodafone holds 5,169,651,308 of its ordinary shares in treasury and has 52,639,595,424 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 April 2010

Number of ordinary shares transferred:	20,075

Highest transfer price per share:	147.9p

Lowest transfer price per share:	147.9p

Following the above transfer, Vodafone holds 5,169,631,233 of its ordinary shares in treasury and has 52,639,615,499 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 April 2010

Number of ordinary shares transferred:	94,314

Highest transfer price per share:	149.1p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,169,536,919 of its ordinary shares in treasury and has 52,639,709,813 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 April 2010

Number of ordinary shares transferred:	27,545

Highest transfer price per share:	149p

Lowest transfer price per share:	149p

Following the above transfer, Vodafone holds 5,169,509,374 of its ordinary shares in treasury and has 52,639,737,358 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 April 2010

Number of ordinary shares transferred:	625,029

Highest transfer price per share:	150.6p

Lowest transfer price per share:	148.65p

Following the above transfer, Vodafone holds 5,168,884,345 of its ordinary shares in treasury and has 52,640,362,387 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 April 2010

Number of ordinary shares transferred:	36,931

Highest transfer price per share:	150.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,168,847,414 of its ordinary shares in treasury and has 52,640,399,318 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 April 2010

Number of ordinary shares transferred:	145,842

Highest transfer price per share:	152.85p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,168,701,572 of its ordinary shares in treasury and has 52,640,545,160 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 20 April 2010 by Computershare Trustees Limited that on 14 April 2010 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 150.35p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Wendy Becker	166
Michel Combes*	166
Andrew Halford*	168
Matthew Kirk	166
Ronald Schellekens	168

*Denotes Director of the Company

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 April 2010

Number of ordinary shares transferred:	187,988

Highest transfer price per share:	152p

Lowest transfer price per share:	152p

Following the above transfer, Vodafone holds 5,168,513,584 of its ordinary shares in treasury and has 52,640,733,148 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 April 2010

Number of ordinary shares transferred:	62,804

Highest transfer price per share:	150.05p

Lowest transfer price per share:	150.05p

Following the above transfer, Vodafone holds 5,168,450,780 of its ordinary shares in treasury and has 52,640,823,104 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 April 2010

Number of ordinary shares transferred:	22,822

Highest transfer price per share:	150.4p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,168,427,958 of its ordinary shares in treasury and has 52,640,845,926 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 April 2010

Number of ordinary shares transferred:	53,482

Highest transfer price per share:	148.4p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,168,374,476 of its ordinary shares in treasury and has 52,640,921,793 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 April 2010

Number of ordinary shares transferred:	31,597

Highest transfer price per share:	142.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,168,342,879 of its ordinary shares in treasury and has 57,809,296,269 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,640,953,390 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,640,953,390. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 20, 2010	By:	/s/Ms R E S MARTIN
Name: Rosemary Martin
Title: Group General Counsel and Company
Secretary